EXHIBIT 99.1

Financial Statements of

ACASTI PHARMA INC.

Years ended February 28, 2013 and February 29, 2012

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 28, 2013 and February 29, 2012, the statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 28, 2013 and February 29, 2012, and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Emphasis of Matter

Without modifying our opinion, we draw attention to note 2 (b) in the financial statements, which indicates that Acasti Pharma Inc. has incurred operating losses and negative cash flows from operations since inception. This condition, along with other matters as set forth in note 2 (b) in the financial statements, indicates the existence of a material uncertainty that casts substantial doubt about Acasti Pharma Inc.'s ability to continue as a going concern.

May 21, 2013
Montréal, Canada

  *CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

ACASTI PHARMA INC.
Financial Statements

Years ended February 28, 2013 and February 29, 2012

ACASTI PHARMA INC.
Statements of Financial Position

February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012

Assets

Current assets:
Cash	$1,196,568	$1,589,810
Short-term investments	3,588,227	5,542,764
Trade and other receivables (note 4)	450,838	442,718
Receivable from corporation under common control	49,658	49,658
Tax credits receivable (note 6)	335,501	590,402
Inventories (note 7)	222,125	599,456
Prepaid expenses	16,691	41,650
	5,859,608	8,856,458

Equipment (note 8)	19,278	27,164
Intangible assets (note 9)	6,291,162	6,845,238

Total assets	$12,170,048	$15,728,860

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$706,883	$995,662
Payable to parent corporation (note 5)	1,210,604	214,772
Royalties payable to parent corporation (note 18)	528,885	49,084
Total liabilities	2,446,372	1,259,518

Equity:
Share capital (note 11 (a))	28,922,710	28,614,550
Warrants and rights (note 11 (c), (d))	406,687	313,315
Contributed surplus	438,711	(1,306,451)
Deficit	(20,044,432)	(13,152,072)
Total equity	9,723,676	14,469,342

Commitments (note 18)

Total liabilities and equity	$12,170,048	$15,728,860

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

ACASTI PHARMA INC.
Statements of Earnings and Comprehensive Loss

Years ended February 28, 2013 and February 29, 2012

	February 28, 2013	February, 29 2012

Revenue from sales	$724,196	$10,415
Cost of sales	(406,371)	(5,077)
Gross profit	317,825	5,338

Revenue from research contracts (note 5)	–	115,966
General and administrative expenses	(4,288,542)	(3,529,384)
Research and development expenses, net of tax credits of $370,259 (2012 - $453,316)	(3,009,016)	(3,104,762)
Results from operating activities	(6,979,733)	(6,512,842)

Finance income (note 13)	47,241	43,143
Finance costs (note 13)	(2,685)	(8,962)
Foreign exchange gain (loss)	42,817	(22,272)
Net finance income	87,373	11,909

Net loss and total comprehensive loss for the year	$(6,892,360)	$(6,500,933)

Basic and diluted loss per share (note 15)	$(0.09)	$(0.10)

Weighted average number of shares outstanding (note 15)	72,754,436	67,231,636

See accompanying notes to financial statements

ACASTI PHARMA INC.
Statements of Changes in Equity
Years ended February 28, 2013 and February 29, 2012

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive loss for the year	–	–	–	–	(6,892,360)	(6,892,360)
	72,636,888	28,614,550	313,315	(1,306,451)	(20,044,432)	7,576,982

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	–	–	93,372	1,823,845	–	1,917,217
Warrants exercised	353,150	88,289	–	–	–	88,289
Share options exercised	117,500	219,871	–	(78,683)	–	141,188
Total contributions by and distributions to owners	470,650	308,160	93,372	1,745,162	–	2,146,694

Balance at February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Balance, February 28, 2011	59,174,444	$12,174,901	$–	$181,074	$(6,651,139)	$5,704,836

Net loss and total comprehensive loss for the year	–	–	–	–	(6,500,933)	(6,500,933)
	59,174,444	12,174,901	–	181,074	(13,152,072)	(796,097)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Issuance of shares through private placement	1,500,000	1,978,600	–	–	–	1,978,600
Conversion of convertible redeemable shares	5,260,000	4,052,000	–	–	–	4,052,000
Share-based payment transactions	–	–	313,315	1,007,256	–	1,320,571
Warrants exercised	214,500	55,500	–	–	–	55,500
Share options exercised	42,500	13,252	–	(4,501)	–	8,751
Issuance of rights	–	–	2,490,280	(2,490,280)	–	–
Rights exercised	6,445,444	10,340,297	(2,490,280)	–	–	7,850,017
Total contributions by and distributions to owners	13,462,444	16,439,649	313,315	(1,487,525)	–	15,265,439

Balance at February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Cash Flows
Years ended February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012

Cash flows used in operating activities:
Net loss for the year	$(6,892,360)	$(6,500,933)
Adjustments:
Depreciation of equipment	7,886	10,745
Amortization of intangible asset	657,144	657,142
Stock-based compensation	1,917,217	1,320,571
Net finance income	(87,373)	(11,909)
Foreign exchange gain (loss)	42,817	(22,272)
Foreign exchange (gain) loss on cash	(30,148)	9,484
	(4,384,817)	(4,537,172)
Changes in non-cash operating working capital items:
Trade and other receivables	(8,120)	(250,278)
Receivable from corporation under common control	–	(37,277)
Tax credits receivable	254,901	(349,102)
Inventories	377,331	(599,456)
Prepaid expenses	24,959	(27,219)
Trade and other payables	(288,779)	485,057
Payable to parent corporation	995,832	(220,538)
Royalties payable to parent corporation	479,801	(78,936)
	1,835,925	(1,077,749)
Net cash used in operating activities	(2,548,892)	(5,614,921)

Cash flows from (used in) investing activities:
Interest received	1,778	8,126
Acquisition of intangible assets	(103,068)	–
Acquisition of short-term investments	–	(7,500,000)
Maturity of short-term investments	2,000,000	4,500,000
Net cash from (used in) investing activities	1,898,710	(2,991,874)

Cash flows from financing activities:
Proceeds from exercise of warrants and options	229,477	64,251
Net proceeds from exercise of rights	–	7,850,017
Net proceeds from private placement	–	1,978,600
Interest paid	(2,685)	(8,962)
Net cash from financing activities	226,792	9,883,906

Foreign exchange gain (loss) on cash held in foreign currencies	30,148	(9,484)
Net (decrease) increase in cash	(393,242)	1,267,627

Cash, beginning of year	1,589,810	322,183

Cash, end of year	$1,196,568	$1,589,810

Supplemental cash flow disclosure:
Non-cash transactions:
Conversion of convertible redeemable shares (note 11)	$–	$4,052,000

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2013 and February 29, 2012

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec,      H7T 0A3.  The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.	Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on May 21, 2013.

(b)	Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at February 28, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at February 28, 2013 include amounts due to Neptune of $1,739,489.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for stock-based compensation which is initially recorded at fair value as detailed in Note 3(g) (ii).

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

2.	Basis of preparation (continued):

(e)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (Note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation (Note 14).

•	Allocation of shared costs amongst the Neptune group companies (Note 5).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and, therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(a)	Financial instruments (continued):

(i)	Non-derivative financial assets (continued):

Loans and receivables (continued):

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payable to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Corporation’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv)	Compound financial instruments:

Compound financial instruments issued by the Corporation comprise convertible redeemable shares that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(a)	Financial instruments (continued):

(v)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity.  Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values.  Equity instruments are not subsequently remeasured.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method.  The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(c)	Equipment (continued):

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate

Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting years presented, the Corporation has not capitalized any development expenditure.

(ii)	Other intangible assets:

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(d)	Intangible assets (continued):

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

Assets	Period

License	14 years
Patents	20 years

(e)	Leased assets:

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term.  Associated costs, such as maintenance and insurance, are expensed as incurred.

(f)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.      Significant accounting policies (continued):

(f)	Impairment (continued):

(ii)	Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards.  The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group.  The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(g)	Employee benefits (continued):

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(j)	Government grants:

Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired.  Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.      Significant accounting policies (continued):

(j)	Government grants (continued):

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the year in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(n)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Corporation presents basic and diluted earnings per share (“EPS”) data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, redeemable shares, warrants, rights and share options granted to employees.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses.  The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.  All of the Corporation’s assets are located in Canada.

(q)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2013, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading.  IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

3.	Significant accounting policies (continued):

(q)	New standards and interpretations not yet adopted (continued):

(i)	Financial instruments (continued):

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)	Fair value:

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The disclosure requirements of IFRS 13 need not be applied in comparative information for years before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRS. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

(iii)	Amendments to IAS 19, Employee Benefits:

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits.  Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

4.	Trade and other receivables:

	February 28, 2013	February 29, 2012

Trade receivables	$175,420	$5,446
Sales taxes receivable	92,213	253,344
Accrued and other receivables	183,205	183,928
	$450,838	$442,718

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 17.

5.	Related parties:

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 28, 2013	February 29, 2012

Administrative costs	$943,264	$949,728
Research and development costs, before tax credits	678,439	731,851
Royalties (note 18)	450,342	257,807
	$2,072,045	$1,939,386

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Revenue from sales:

The Corporation recognized sales to Neptune in the amount of $41,000 during the year ended February 28, 2013 (nil in 2012). These transactions are in the normal course of operations.

Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $92,703 and $23,263, respectively, during the year ended February 29, 2012, (nil in 2013). These transactions are in the normal course of operations.

Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

5.	Related parties (continued):

Key management personnel compensation includes the following for the years ended February 28, 2013 and February 29, 2012:

	February 28, 2013	February 29, 2012

Short-term employee benefits	$806,596	$698,382
Share-based compensation costs	1,504,471	546,939
	$2,311,067	$1,245,321

6.	Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws.  The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	40,000
2031	45,000
2032	431,000
2033	330,000
$857,000

7.	Inventories:

	February 28, 2013	February 29, 2012

Raw materials	$44,772	$57,950
Work in progress	1,033	311,378
Finished goods	176,320	230,128
	$222,125	$599,456

For the year ended February 28, 2013, the cost of sales of $406,371 ($5,077 in 2012) was comprised of inventory costs of $391,821 ($5,077 in 2012) which consisted of raw materials, changes in work in progress and finished goods, and other costs of $14,550 (nil in 2012).

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

8.	Equipment:

	Furniture and office equipment	Computer equipment	Total

Cost:
Balance at February 28, 2011, February 29, 2012 and February 28, 2013	$58,706	$3,691	$62,397

Accumulated depreciation:
Balance at February 28, 2011	23,143	1,345	24,488
Depreciation for the year	9,638	1,107	10,745
Balance at February 29, 2012	32,781	2,452	35,233
Depreciation for the year	6,952	934	7,886
Balance at February 28, 2013	$39,733	$3,386	$43,119

Net carrying amounts:
February 29, 2012	$25,925	$1,239	$27,164
February 28, 2013	18,973	305	19,278

Depreciation expense for the years ended February 28, 2013 and February 29, 2012 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

9.	Intangible assets:

	Patents	License	Total

Cost:
Balance at February 28, 2011 and February 29, 2012	$–	$9,200,000	$9,200,000
Additions	103,068	–	103,068
Balance at February 28, 2013	103,068	9,200,000	9,303,068

Accumulated amortization:
Balance at February 28, 2011	–	1,697,620	1,697,620
Amortization for the year	–	657,142	657,142
Balance at February 29, 2012	–	2,354,762	2,354,762

Amortization for the year	–	657,144	657,144
Balance at February 28, 2013	$–	$3,011,906	$3,011,906

Net carrying amounts:
February 29, 2012	$–	$6,845,238	$6,845,238
February 28, 2013	103,068	6,188,094	6,291,162

Amortization expense for the years ended February 28, 2013 and February 29, 2012 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

10.	Trade and other payables:

	February 28, 2013	February 29, 2012

Trade payables	$325,115	$549,241
Accrued liabilities and other payables	160,572	170,098
Employee salaries and benefits payable	221,196	276,323
	$706,883	$995,662

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 17.

11.	Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions.

	Class A shares (classified as equity)

	Number outstanding	Amount

Balance February 28, 2013	73,107,538	$28,922,710
Balance February 29, 2012	72,636,888	28,614,550

On March 21, 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”).  Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052,000 was extinguished, and the number of issued and outstanding Class A shares of the Corporation was 64,434,444.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

11.	Capital and other components of equity (continued):

(b)	Private placement:

On February 13, 2012, the Corporation closed a private placement financing for gross proceeds of $1,993,600 from Neptune and an officer of the Corporation.

Half of the proceeds came from Neptune for 750,000 common shares at $1.33 per share.  The other portion of the proceeds came from an officer of the Corporation for 750,000 common shares at $1.33 per share and warrants (the “Series 6” and “Series 7” warrants) to purchase 750,000 additional shares.  The warrants to purchase additional shares will be exercisable at a price of $1.50 per share for 36 months following their issue date.  Total issue costs related to these transactions amounted to $15,000.

The warrants issued to the officer were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

2012

Dividend yield	–
Risk-free interest rate	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $93,372 for this grant during the year ended February 28, 2013 ($313,315 in 2012).

(c)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2013 and February 29, 2012:

		February 28, 2013		February 29, 2012

	Number outstanding	Amount	Number outstanding	Amount

Equity
Series 4 warrants	5,432,350	$–	5,785,500	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	7,027
	6,182,350	$406,687	6,535,500	$313,315

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

11.	Capital and other components of equity (continued):

(c)	Warrants (continued):

-	Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

-	Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

-	Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

(d)	Rights:

On July 5, 2011, the Corporation issued to the holders of outstanding Class A shares transferable rights to subscribe to Class A shares. Each registered holder of Class A shares received one right for each Class A share held, representing a total of 64,454,444 rights. Ten rights plus the sum of $1.25 are required to subscribe to one Class A share. On September 14, 2011, the offering expired oversubscribed and, accordingly, the maximum number of shares available for issuance was issued for a total of 6,445,444 shares representing gross proceeds of $8,056,805.  Transaction costs related to the rights offering amounted to $206,788.

12.	Personnel expenses:

	February 28, 2013	February 29, 2012

Salaries and other short-term employee benefits	$1,486,391	$1,507,026
Share-based compensation	1,728,982	1,228,466
	$3,215,373	$2,735,492

Share-based compensation does not include $188,235 (2012 - $92,105) of compensation to non-employee directors and consultants.

13.	Finance income and finance costs:

(a)	Finance income:

	February 28, 2013	February 29, 2012

Interest income	$47,241	$43,143

(b)	Finance costs:

	February 28,	February 29,
	2013	2012

Interest charges	$(2,685)	$(8,962)

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

14.	Share-based payment:

Description of the share-based payment arrangements:

At February 28, 2013, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equal the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, the Corporation’s Board of Directors amended the incentive stock option plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. On June 21, 2012, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

	Year ended February 28, 2013		Year ended February 29, 2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at beginning of year	$1.15	3,347,500	$0.25	800,000
Granted	2.14	2,350,000	1.42	2,660,000
Exercised	1.20	(117,500)	0.25	(42,500)
Forfeited	1.80	(363,750)	1.43	(70,000)
Outstanding at end of year	$1.55	5,216,250	$1.15	3,347,500

Exercisable at end of year	$1.14	2,421,832	$0.69	1,172,500

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

14.	Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

				2013
	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Number of options exercisable	Weighed average exercise price $

$0.25 - $1.00	5.57	756,250	737,500	0.25
$1.01 - $1.50	3.30	2,200,000	1,344,750	1.40
$1.51 - $2.00	1.45	100,000	100,000	1.80
$2.01 - $2.50	3.97	2,090,000	239,582	2.11
$2.51 - $3.00	2.81	70,000	-	-
	3.86	5,216,250	2,421,832	1.14

The options outstanding under the plan have a weighted average remaining life of 3.86 years as at February 28, 2013 (2012 – 4.78 years).

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2013	2012

Share price	$2.13	$1.39
Dividend	-	-
Risk-free interest	1.32%	1.86%
Estimated life	4.04 years	4.01 years
Expected volatility	71.48%	76.28%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2013 is $1.14 (2012 - $0.79).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $2.44 (2012 - $1.62).  The portion of services employees provided to the Corporation was estimated to be 50% of services provided to the group (2012 - 43%).  Accordingly, stock-based compensation recognized under this plan amounted to $977,690 for the year ended February 28, 2013 (2012 - $393,798).

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

14.	Share-based payment (continued):

(b)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

During the year ended February 28, 2013, Neptune granted 5,520,000 Neptune stock options to group employees (2012 - 1,575,000).  The options granted had a weighted average exercise price of $3.23 per share and are vesting over a period of 18 months, subject to continued service (2012 - $3.05).  The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2013	2012

Share price	$3.06	$2.82
Dividend yield	0.01%	0.02%
Risk-free interest rate	1.15%	1.17%
Estimated life	2.71 years	2.67 years
Expected volatility	65.18%	72.52%

The weighted average of the fair value of the options granted to employees during the year is $1.15 per share (2012 - $1.23).  The portion of services provided to the Corporation was estimated to be 13% of the total services provided to the group (2012 - 25%), representing stock-based compensation in the amount of $663,484 for the year ended February 28, 2013 (2012 - $487,894).

(ii)	Neptune-owned NeuroBioPharm Inc. warrants:

During the year ended February 28, 2013, Neptune granted rights over 875,000 NeuroBioPharm Inc. Series 2011-2 warrants to group employees (2012 – 2,174,279).  NeuroBioPharm Inc. is also a subsidiary of Neptune.  The rights granted had a weighted average exercise price of $0.75 per share (2012 - $0.67)  and are vesting gradually until April 12, 2016, subject to continued service or having reached four years of continued service for directors.  The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2013	2012

Share price	$0.10	$0.10
Dividend yield	-	-
Risk-free interest rate	1.21%	1.81%
Estimated life	2.95 years	3.09 years
Expected volatility	73.30%	75%

The weighted average of the fair value of the rights granted to employees during the year ended February 28, 2013 is $0.01 per share (2012 - $0.01).  The portion of services those employees provide to the Corporation was estimated to be 49% of the total services they provide to the group (2012 - 34%), representing stock-based compensation in the amount of $24,025 for the year ended February 28, 2013 (2012 - $27,931).

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

14.	Share-based payment (continued):

(b)	Neptune stock-based compensation plan (continued):

(iii)	Neptune-owned Acasti warrants:

During the year ended February 28, 2013, no rights were granted over Neptune-owned Acasti warrants or shares to group employees (2012 - 540,000).  The rights granted in the year ended February 29, 2012 had a weighted average exercise price of $1.42 per share and are vesting gradually until February 10, 2015, subject to continued service or having reached four years of continued service for directors.  The fair value of the rights granted in 2012 has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

2012

Share price	$1.21
Dividend yield	-
Risk-free interest rate	1.71%
Estimated life	2.38 years
Expected volatility	71.56%

The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.51 per share.  The portion of services those employees provide to the Corporation was estimated to be 88% of the total services they provide to the group (2012 - 65%), representing stock-based compensation in the amount of $144,438 for the year ended    February 28, 2013 (2012 - $97,633).

(iv)	Neptune-owned NeuroBioPharm Inc. call-options:

During the year ended February 28, 2013, Neptune granted 2,500,000 call-options on NeuroBioPharm shares to group employees.  The call-options granted in the year had a weighted average exercise price of $0.75 per share. The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

2013

Share price	$0.10
Dividend yield	-
Risk-free interest rate	1.12%
Estimated life	2.89 years
Expected volatility	64.71%

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is nil.  The portion of services those employees provide to the Corporation was estimated to be 21% of the total services they provide to the group, representing stock-based compensation in the amount of $390 for the year ended February 28, 2013.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

14.	Share-based payment (continued):

(b)	Neptune stock-based compensation plan (continued):

(v)	Neptune-owned Acasti call-options:

During the year ended February 28, 2013, Neptune granted 2,345,000 call-options on Acasti shares to group employees. The call-options granted in the year had a weighted average exercise price of $2.75 per share. The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

2013

Share price	$2.69
Dividend yield	-
Risk-free interest rate	1.13%
Estimated life	2.89 years
Expected volatility	82.25%

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is $1.39 per share.  The portion of services those employees provide to the Corporation was estimated to be 26% of the total services they provide to the group, representing stock-based compensation in the amount of $107,190 for the year ended February 28, 2013.

15.	Earnings (loss) per share:

The calculation of basic loss per share at February 28, 2013 was based on the net loss attributable to owners of the Corporation of $6,892,360 (2012 - $6,500,933) and a weighted average number of common shares outstanding of 72,754,436 (2012 – 67,231,636).

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the years presented.  All outstanding options and warrants could potentially be dilutive in the future.

16.	Income taxes:

Deferred tax expense:

	2013	2012

Origination and reversal of temporary differences	$1,235,673	$865,847
Change in unrecognized deductible temporary differences	(1,235,673)	(865,847)
Deferred tax expense	$-	$-

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

16.	Income taxes (continued):

Reconciliation of effective tax rate:

	2013	2012

Loss before income taxes	$(6,892,360)	$(6,500,933)
Income tax at the combined Canadian statutory rate	$(1,854,045)	$(1,830,013)
Increase resulting from:
Change in unrecognized deductible temporary differences	1,235,673	865,847
Non-deductible stock-based compensation	515,732	371,741
Permanent differences and other	102,640	592,425
Total tax expense	$-	$-

The applicable statutory tax rates are 26.9% in 2013 and 28.15% in 2012. The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2013.

Unrecognized deferred tax assets:

At February 28, 2013 and February 29, 2012, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2013	2012

Tax losses carried forward	$2,570,000	$1,852,000
Research and development expenses	1,185,000	709,000
Intangible assets	186,000	146,000
Other deductible temporary differences	40,000	38,000
Unrecognized deferred tax assets	$3,981,000	$2,745,000

As at February 28, 2013, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial
Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,621,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	2,894,000	2,894,000
	$9,568,000	$9,533,000

Research and development expenses, without time limitation	$3,954,000	$4,970,000

Other deductible temporary differences, without time limitation	$841,600	$841,600

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

17.	Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables.  The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2013, the Corporation had seven trade debtors. Most sales' payment terms are set in accordance with industry practice. One customer represents 97% of total trade accounts included in trade and other receivables as at February 28, 2013.

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior yeas, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

17.	Financial instruments (continued):

(a)	Credit risk (continued):

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2013 were as follows:

February 28, 2013

Current	$185
Past due 0-30 days	-
Past due 31-120 days	174,860
Past due 121-180 days	2,945
Trade receivables	177,990

Less allowance for doubtful accounts	(2,570)
$175,420

The allowance for doubtful accounts is for customer accounts over 121 days past due.

There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2013.

(b)	Exchange risk:

The Corporation is not exposed to any significant exchange risks, as it did not have any significant assets or liabilities denominated in foreign currencies.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at the following dates is as follows:

February 28, 2013

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

February 29, 2012

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

17.	Financial instruments (continued):

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2013 and February 29, 2012:

					February 28, 2013
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$707	$707	$707	$-	$-
Payable to parent corporation	1,210	1,210	1,210	-	-
Royalties payable to parent corporation	529	529	529	-	-
	$2,446	$2,446	$2,446	$-	$-

					February 29, 2012
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$996	$996	$996	$-	$-
Payable to parent corporation	215	215	215	-	-
Royalties payable to parent corporation	49	49	49	-	-
	$1,260	$1,260	$1,260	$-	$-

The Corporation plans to rely on the continued financial support of Neptune to pursue its operations, including obtaining additional funding, if necessary (see Note 2 (b)).

(e)	Short-term investments

As at February 28, 2013, short-term investments are with a Canadian financial institution having a high credit rating.  Short-term investments have a maturity date of May 8, 2013, a weighted average interest rate of 1.21% and are cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 29, 2012, short-term investments are with a Canadian financial institution having a high credit rating.  Short-term investments have maturity dates of September 26, 2012 and December 20, 2012, a weighted average interest rate of 0.86% and are cashable at any time at the discretion of the Corporation, under certain conditions.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

18.	Commitments:

License agreement:

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payments and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties.  Minimum royalty payments were initially as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000; and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008, and were adjusted during the year ended February 28, 2013 as discussed below.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

During the year ended February 28, 2013, the Corporation’s Board of Directors abandoned the rights to one of the licensed fields, which relieves the Corporation of any further royalty payments related to this licensed field, retroactively to August 7, 2011.  Accordingly, the minimum royalty payments are as follows: year 4 - $225,000; year 5 - $700,000; and year 6 and thereafter - $750,000.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,500,000, which will be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement.

The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the Corporation at the next annual meeting of shareholders of the Corporation.  The transaction will be accounted for when such approval is obtained.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,168,000, of which an amount of $2,367,000 has been paid to date.  As at February 28, 2013, an amount of $66,000 is included in ''Trade and other payables'' in relation to these projects.

19.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

ACASTI PHARMA INC.
Notes to Financial Statements, Continued

Years ended February 28, 2013 and February 29, 2012

19.	Determination of fair values (continued):

Financial assets and liabilities (continued):

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

20.	Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures.  The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by its parent corporation and from the exercise of warrants that were distributed to its parent corporation’s shareholders, from a rights offering and from the issuance of stock-based compensation to employees.  The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits.

The Corporation defines capital to include total shareholders’ equity.

The Corporation’s policy is to maintain a minimal level of debt.

As of February 28, 2013, cash amounted to $1,196,568, short-term investments amounted to $3,588,227 and tax credits receivable amounted to $335,501, for a total of $5,120,296.  During the year ended February 28, 2013, the Corporation obtained proceeds of $229,477 from the exercise of previously issued warrants and options.  As stated in Note 2, the Corporation expects to raise additional financing from Neptune and other sources to pursue its operations within the next 12 months and beyond.

21.	Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation’s assets are located in Canada and in the United States.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales, except for the sale made to Neptune in the amount of $41,000, were made to the United States.

During the year ended February 28, 2013, the Corporation realized sales amounting to $640,975 from one customer accounting for 89% of sales.